Ms. Jan Woo, Legal Branch Chief

Ms. Anna Abramson, Staff Attorney

Office of Technology

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

August 27, 2021

Re:	RoyaltyTraders LLC

Amendment No. 1 to Offering Statement on Form 1-A

Filed July 2, 2021

File No. 024-11532

Dear Ms. Woo,

We acknowledge receipt of the comments in the letter dated July 16, 2021 from the staff of the Division of Corporation Finance (the “Staff”) regarding the Offering Statement of RoyaltyTraders LLC (the “Company”), which we have set out below, together with our responses.

Amendment 1 to Form 1-A filed July 2, 2021

Plan of Distribution and Selling Shareholders

Price Discovery, page 14

1.	In response to prior comment 1, you state that the auction bids are not binding. Please revise your disclosure throughout the offering circular to indicate that the auction process does not result in the sale of Royalty Share Units. For example, you continue to state that "SongVest will offer the projected number of Royalty Share Units for sale in an auction environment." Also, your illustrative example on page 15 indicates that the bidders "win" shares. Consider changing the description of the testing the waters process so it is no longer described as an "auction," which implies a sale process.

In response to the Staff’s comment, the Company has amended its disclosure on pages 14 and 15 of the offering circular to clarify that having a winning bid in the auction entitles the bidder to priority access to invest in a particular series offering following qualification of that offering. Further, the Company has amended its disclosure to clarify that “Winning” the auction does not result in the sale of securities – rather, it results in the bidder receiving priority access to the offering to purchase the Royalty Share Units for which the individual submitted a bid.

2.	Please disclose how you plan to offer the Royalty Share Units for sale after the company has set the price. In this regard, please confirm how your solicitation and offering process both before and after setting a price will comply with Rule 251(d) under Regulation A. Explain whether the bidders in the auction will be given priority or any other consideration in the offering.

In response to the Staff’s comment, the Company has revised its disclosure in under” Plan of Distribution and Selling Shareholders - Price Discovery” to provide further disclosure on how the Royalty Share Units will be sold after the Company has concluded the auction and set the price. Additionally, the Company has revised to disclose that “winning” bidders in the auction will be given priority or any other consideration in the offering.

Regarding compliance with Rule 251(d) of Regulation A, the Company will only conduct auctions or make offers while an offering statement is on file with the SEC. Additionally, as disclosed previously in the Company’s offering statement, any bids submitted in the “second-price” auction will only be non-binding indications of interest as required by Rule 255 of Regulation A. No commitments to invest or funds will be accepted prior to qualification of a series of Royalty Share Units.

Securities Being Offered

Distributions to Holders of Royalty Share Units, page 30

3.	We note your disclosure in response to prior comment 2. Please further clarify whether investors will owe an administrative fee if there are no royalty payments in a certain quarter. In addition, please explain how the distribution would be structured if the artist's royalty payments were made more or less frequently than quarterly.

In response to the Staff’s comment, the Company has revised its disclosure under “Securities Being Offered -

Distributions to Holders of Royalty Share Units” to clarify that investors will not owe any administrative fees if no royalty payments are made in a particular quarter. Administrative fees will only be deducted from royalties payments actually made - and if there are no royalty payments paid in a particular quarter, there will be no administrative fees charged to investors. Additionally, the Company has clarified how distributions will be structured if the artist's royalty payments are made more or less frequently than quarterly.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RoyaltyTraders LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc:

Sean Peace

Alexander Guiva

Managers

RoyaltyTraders LLC